Crowdmed

PROFIT AND LOSS
January - March, 2018

	JAN - MAR, 2018	TOTAL
Income		
Sales Income	37,263.34	$37,263.34
Total Income	**$37,263.34**	**$37,263.34**
Cost of Goods Sold		
Panel Expense	11,069.81	$11,069.81
Patient Refund	898.28	$898.28
Total Cost of Goods Sold	**$11,968.09**	**$11,968.09**
GROSS PROFIT	**$25,295.25**	**$25,295.25**
Expenses		
Advertising		$0.00
Facebook	4.95	$4.95
Google	534.33	$534.33
Total Advertising	**539.28**	**$539.28**
Bank Charges	767.29	$767.29
Contractor		$0.00
Clara	897.00	$897.00
Kevin Manning	1,860.00	$1,860.00
Lead Genius/Mobileworks	3,097.50	$3,097.50
Mandy Musselwhite	3,000.00	$3,000.00
Marketmeguru	6,955.00	$6,955.00
MSB Endeavors	2,525.00	$2,525.00
Total Contractor	**18,334.50**	**$18,334.50**
Dues & Subscriptions	225.00	$225.00
education/training	158.61	$158.61
Employee		$0.00
Health Insurance	-522.94	$ -522.94
Lee	30,000.00	$30,000.00
Payroll Fee	0.11	$0.11
Payroll Tax Expenses	4,879.11	$4,879.11
Thorne	30,000.00	$30,000.00
Total Employee	**64,356.28**	**$64,356.28**
Employee Perks	70.00	$70.00
Entertainment	59.94	$59.94
Groceries	130.66	$130.66
Insurance	22.50	$22.50
Marketing	2,235.00	$2,235.00
Office Expenses	265.56	$265.56
PayPal Fee	260.05	$260.05
Professional Fees		$0.00
Bookkeeping	1,936.40	$1,936.40
Legal	531.25	$531.25
Total Professional Fees	**2,467.65**	**$2,467.65**
Restaurants/Dining	1,392.78	$1,392.78

	JAN - MAR, 2018	TOTAL
Shipping/Transport	277.94	$277.94
Software	3,788.43	$3,788.43
Supplies	174.81	$174.81
Taxes & Licenses	1,350.00	$1,350.00
Taxes (Fed/State/City)	294.00	$294.00
Telephone Services	1,423.02	$1,423.02
Transportation	1,715.75	$1,715.75
Travel	1,669.73	$1,669.73
Travel Meals	55.90	$55.90
Video Conferencing	44.97	$44.97
Web Hosting	3,364.14	$3,364.14
Web Services		$0.00
Amazon	579.46	$579.46
DNSimple	9.00	$9.00
General	56.96	$56.96
Github	123.00	$123.00
Hellofax Hellosign	62.00	$62.00
Linked In	168.78	$168.78
Salesforce	675.00	$675.00
Sendgrid	59.85	$59.85
Zendesk	345.00	$345.00
Total Web Services	**2,079.05**	**$2,079.05**
Total Expenses	**$107,522.84**	**$107,522.84**
NET OPERATING INCOME	$ -82,227.59	$ -82,227.59
NET INCOME	$ -82,227.59	$ -82,227.59